UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Amneal Pharmaceuticals, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01
(Title of Class of Securities)

03168L105
(CUSIP Number)

Gautam Patel 1 John Street, #2B Brooklyn, NY 11201 (917) 365-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 1, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03168L105	13D	Page 1 of 4

1	NAMES OF REPORTING PERSONS
Gautam Patel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,025,454

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,025,454

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,025,454

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.07%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

[1]
The percentage of ownership of the Class A Common Stock by the Reporting Person presented in this Statement is based on 306,544,199 shares of Class A Common Stock outstanding, as described in the Agreement and Plan of Merger filed as Exhibit 2.1 to the Issuer’s Form 8-K, filed on November 8, 2023.

CUSIP No. 03168L105	13D	Page 2 of 4

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and supplements the Schedule 13D filed with the SEC on July 9, 2018 (the “Initial 13D” and, as amended and supplemented through the date of this Amendment No. 5, the “Schedule 13D”), by the Reporting Person relating to Class A Common Stock of the New Issuer. Capitalized terms used but not defined in this Amendment No. 5 shall have the meanings set forth in the Schedule 13D.

Item 2.  Identity and Background.

Item 2 of the Schedule 13D is hereby deleted in its entirety and replaced with the following:

The Schedule 13D is being filed by Gautam Patel (the “Reporting Person”).

The present principal occupation of the Reporting Person is serving as President of Cepheid Capital, LLC.  Prior to January 1, 2024, the Reporting Person also served as President of Tattva Fiduciary Company (“Tattva”) and was the sole owner of Tattva.

The T-Twelve Legacy Trust dated December 8, 2006 (the “T-Twelve Trust”) is an irrevocable trust governed by the laws of the State of Nevada, of which Tattva is the sole trustee.

The Falcon Trust dated December 11, 2001 (the “Falcon Trust”) is an irrevocable trust governed by the laws of the State of Nevada, of which Tattva is the sole trustee.

The AHPPCB Legacy Trust U/A February 1, 2014 (the “Legacy Trust” and, together with the T-Twelve Trust and the Falcon Trust, the “Trusts”) is an irrevocable trust governed by the laws of the State of Nevada, of which Tattva is the sole trustee.  Tattva is also the sole trustee of certain other trusts that hold Class A Common Stock of the New Issuer.

The business address of the Reporting Person is 1 John Street, #9D, Brooklyn, NY 11201.

The business address of each of the Trusts is c/o Sierra Fiduciary Support Services, 100 West Liberty Way, 10th Floor, Reno, Nevada 89501.

During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction.

The disclosure in Item 4 is hereby amended and supplemented by adding the following:
On January 1, 2024, the Reporting Person entered into a Stock Purchase and Sale Agreement with Akram Mahesh (“Mahesh”), pursuant to which the Reporting Person sold to Mahesh 1,000 shares of the common stock of Tattva, which constitute all of the issued and outstanding common stock of Tattva (the “Sale Transaction”).  In connection with the Sale Transaction, the Reporting Person also resigned from his positions as Director, President, Discretionary Committee Member and Investment Committee Member of Tattva, effective as of January 1, 2024 (the “Resignation”).  As a result of the Sale Transaction and the Resignation, the Reporting Person no longer has sole or shared voting or dispositive power over, or deemed beneficial ownership of, any of the shares of Class A Common Stock of the New Issuer held by any trusts (including the Trusts) of which Tattva is the sole trustee.

CUSIP No. 03168L105	13D	Page 3 of 4

The Reporting Person is a beneficiary of the Legacy Trust.  Following the effectiveness of the Sale Transaction and the Resignation, on January 1, 2024, the Reporting Person received a distribution of 1,598,115 shares of Class A Common Stock of the New Issuer from the Legacy Trust.

Item 5.  Interest in Securities of the Issuer.

The disclosure in Item 5 is hereby amended and restated in its entirety to read as follows:
(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by the Reporting Person, as well as the number of shares of Class A Common Stock as to which the Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 306,544,199 shares of Class A Common Stock outstanding, as described in the Agreement and Plan of Merger filed as Exhibit 2.1 to the Issuer’s Form 8-K, filed on November 8, 2023:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Gautam Patel	2,025,454	0.07	2,025,454	0	2,025,454	0
The Reporting Person owns directly (i) 1,972,433 shares of Class A Common Stock, (ii) 24,977 shares of Class A Common Stock issuable upon exercise of options exercisable for $15.01 per share, which expire on May 7, 2028 and (iii) 28,044 shares of Class A Common Stock issuable upon exercise of options exercisable for $14.05 per share, which expire on May 6, 2029.

(c)	The information set forth in Item 4 of this Amendment No. 5 is incorporated by reference herein.

(d)	None.

(e)	January 1, 2024.

CUSIP No. 03168L105	13D	Page 4 of 4

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 3, 2024

/s/ Gautam Patel
Gautam Patel